Exhibit 2.1



INCORPORATED IN BRITISH COLUMBIA

NUMBER

ZQ000000

InNEXUS BIOTECHNOLOGY INC.

SHARES
0****
0**
****0****
*****0***
******0**

THIS CERTIFIES THAT

** SPECIMEN **

* SPECIMEN * ZQ000000 * 45771Q104 * 0 COMMON SHARES OF INNEXUS BIOTECHNOLOGY INC. * SPECIMEN * ZQ000000 * 45771Q104 * 0 COMMON SHARES OF INNEXUS BIOTECHNOLOGY INC. * SPECIMEN * ZQ000000 * 45771Q104 * 0 COMMON SHARES OF INNEXUS BIOTECHNOLOGY INC. * SPECIMEN * ZQ000000 * 45771Q104 * 0 COMMON SHARES OF INNEXUS BIOTECHNOLOGY INC. * SPECIMEN * ZQ000000 * 45771Q104 * 0 COMMON SHARES OF INNEXUS BIOTECHNOLOGY INC. * SPECIMEN * ZQ000000 * 45771Q104 * 0 COMMON SHARES OF INNEXUS BIOTECHNOLOGY INC. * SPECIMEN * ZQ000000 * 45771Q104 * 0 COMMON SHARES OF INNEXUS BIOTECHNOLOGY INC. * SPECIMEN * ZQ000000 * 45771Q104 * 0 COMMON SHARES OF INNEXUS BIOTECHNOLOGY INC. * SPECIMEN * ZQ000000 * 45771Q104 * 0 COMMON SHARES OF INNEXUS BIOTECHNOLOGY INC. * SPECIMEN * ZQ000000 * 45771Q104 *

CUSIP: 45771Q 10 4

IS THE REGISTERED HOLDER OF

** ZERO **

* SPECIMEN * ZQ000000 * 45771Q104 * 0 COMMON SHARES OF INNEXUS BIOTECHNOLOGY INC. * SPECIMEN * ZQ000000 * 45771Q104 * 0 COMMON SHARES OF INNEXUS BIOTECHNOLOGY INC. * SPECIMEN * ZQ000000 * 45771Q104 * 0 COMMON SHARES OF INNEXUS BIOTECHNOLOGY INC. * SPECIMEN * ZQ000000 * 45771Q104 * 0 COMMON SHARES OF INNEXUS BIOTECHNOLOGY INC. * SPECIMEN * ZQ000000 * 45771Q104 * 0 COMMON SHARES OF INNEXUS BIOTECHNOLOGY INC. * SPECIMEN * ZQ000000 * 45771Q104 * 0 COMMON SHARES OF INNEXUS BIOTECHNOLOGY INC. * SPECIMEN * ZQ000000 * 45771Q104 * 0 COMMON SHARES OF INNEXUS BIOTECHNOLOGY INC. * SPECIMEN * ZQ000000 * 45771Q104 * 0 COMMON SHARES OF INNEXUS BIOTECHNOLOGY INC. * SPECIMEN * ZQ000000 * 45771Q104 * 0 COMMON SHARES OF INNEXUS B

FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT PAR VALUE

in the Capital of the above named Company subject to the Memorandum and Articles of the Company transferable on the books of the Company by the registered holder in person or by Attorney duly authorized in writing upon surrender of this certificate properly endorsed.

This certificate is not valid until countersigned by the Transfer Agent and Registrar of the Company.

IN WITNESS WHEREOF the Company has caused this certificate to be signed on its behalf by the facsimile signatures of its duly authorized officers at Vancouver, British Columbia, Canada.

DATED June 25, 2003

Alton C. Morgan
President

Stuart Rogers
Director

COUNTERSIGNED AND REGISTERED
PACIFIC CORPORATE SERVICES LTD
TRANSFER AGENT AND REGISTRAR

VANCOUVER

BY: ______________________________

Authorized Officer

SECURITY INSTRUCTIONS ON REVERSE   VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

Printed by DATA BUSINESS FORMS

The Shares represented by this Certificate are transferable at the offices of Pacific Corporate Services Ltd, Vancouver, British Columbia.

118389

118389

The following abbreviations shall be construed as though the words set forth below opposite each abbreviation were written out in full where such abbreviation appears:

TEN COM	- as tenants in common
TEN ENT	- as tenants by entireties
JT TEN	- as joint tenants with right of survivorship and not tenants in common
(Name) CUST (Name) UNIF GIFT MIN ACT (State)	- (Name) as Custodian for (Name) under the (State) Uniform Gifts to Minors Act

In the case of an individual assignee, show at least one given name in full

Additional abbreviations may also be used though not in the above list.

FOR VALUE RECEIVED, the undersigned hereby sells, assigns, and transfers unto

PLEASE INSERT SOCIAL INSURANCE NUMBER,
SOCIAL SECURITY NUMBER, OR OTHER
IDENTIFYING NUMBER OF TRANSFEREE

S.I.N./S.S.N. ___-___-___

____

Please print or typewrite name and address (including postal code or zip code, as applicable) of transferee

____

____shares

registered in the name of the undersigned on the books of the Company named on the face of this certificate and represented hereby, and irrevocably constitutes and appoints a duly authorized officer of the transfer agent and registrar as the attorney of the undersigned to transfer the said shares on the register of transfers and books of the Company with full power of substitution hereunder.

DATED:______________________20______ Signature:______________________________

NOTICE: The signatures of this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatsoever, and must be guaranteed by a Canadian chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program.

Signature Guaranteed By:

SECURITY INSTRUCTIONS - INSTRUCTIONS DE SÉCURITÉ

THIS IS WATERMARKED PAPER. DO NOT ACCEPT WITHOUT NOTING WATERMARK. HOLD TO LIGHT TO VERIFY WATERMARK.

PAPIER FILIGRANÉ. NE PAS ACCEPTER SANS VÉRIFIER LA PRÉSENCE DU FILIGRANE. POUR CE FAIRE, PLACER À LA LUMIÈRE.

